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January 10, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Assets Trust, Inc.
Registration Statement on Form S-11 (SEC File No. 333-169326)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of American Assets Trust, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on January 12, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated January 3, 2011:

8,458 copies to were sent to prospective Underwriters, institutional investors, dealers and others

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

WELLS FARGO SECURITIES, LLC

MORGAN STANLEY & CO. INCORPORATED

As Representatives

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory